

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Jonathan Lamb
Chief Executive Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

   Re: Rigel Resource Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 28, 2023
     File No. 001-41022

Dear Jonathan Lamb:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Michael J. Mies, Esq.